UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

REATA PHARMACEUTICALS, INC.

(Name of Issuer)

CLASS A COMMON STOCK, $.001 PAR VALUE

(Title of Class of Securities)

75615P 103

(CUSIP Number)

WILLIAM E. ROSE

C/O CARDINAL INVESTMENT COMPANY, INC.

3963 MAPLE AVENUE, SUITE 200

DALLAS, TEXAS 75219

(214) 871-6809

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 18, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copes of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS William E. Rose
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) PF, AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 140,926 (a)
	8	SHARED VOTING POWER 1,100,772 (b)(c)(d)(e)
	9	SOLE DISPOSITIVE POWER 140,926 (a)
	10	SHARED DISPOSITIVE POWER 1,100,772 (b)(c)(d)(e)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,384,078 (a)(b)(c)(d)(e)(f)(g)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.7%
14	TYPE OF REPORTING PERSON (See Instructions) IN

(a)	Includes (i) 11,618 shares of Class A common stock, par value $0.001 per share (“Class A Common Stock”) of Reata Pharmaceuticals, Inc. (“Reata”); and (ii) 129,308 shares of Class B common stock, par value $0.001 per share (“Class B Common Stock”) of Reata, which Class B Common Stock may be converted within 60 days into Class A Common Stock, each held directly by Mr. Rose over which he exercises sole voting and dispositive power.
(b)	Includes 143,000 shares of Class A Common Stock which Mr. Rose may be deemed to beneficially own through Montrose Investments I, L.P. (“Montrose L.P.”) as the sole member and sole manager of Montrose Investments GP, LLC (“Montrose GP”).
(c)	Includes (i) 20 shares of Class A Common Stock and (ii) 215 shares of Class B Common Stock held by the Charles Henry Rose 2001 Trust over which Mr. Rose is co-trustee and over which he may be deemed to have shared voting and dispositive power with Catherine Marcus.
(d)	Includes (i) 45 shares of Class A Common Stock and (ii) 492 shares of Class B Common Stock held by the John William Rose 2002 Trust over which Mr. Rose is co-trustee and over which he may be deemed to have shared voting and dispositive power with Catherine Marcus.
(e)	Includes 957,000 shares of Class A Common Stock held by Puffin Partners, L.P. (“Puffin Partners”) which Mr. Rose may be deemed to beneficially own as a co-manager of Puffin GP, LLC (“Puffin GP”), the general partner of Puffin Partners. Mr. Rose and Charles E. Gale are co-managers of Puffin GP and may be deemed to share voting and dispositive power over Puffin Partners.
(f)	Includes (i) 7,886 shares of Class A Common Stock and (ii) 87,776 shares of Class B Common Stock held by the Evelyn P. Rose Fidelity Rollover IRA (“Rose IRA”), which Mr. Rose may be deemed to beneficially own as a member of a stockholder group which includes the Estate of Edward W. Rose III (the “Estate”) and Mr. Gale.
(g)	Includes (i) 168,720 shares of Class A Common Stock and (ii) 1,877,998 shares of Class B Common Stock held by the Estate and Mr. Gale.

Page 2 of 34 Pages

1	NAMES OF REPORTING PERSONS Estate of Edward W. Rose III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,046,718(a)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,046,718(a)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,046,718
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.5%
14	TYPE OF REPORTING PERSON (See Instructions) OO

(a)	Includes (i) 168,720 shares of Class A Common Stock and (ii) 1,877,998 shares of Class B Common Stock held by the Estate of Edward W. Rose III.

Page 3 of 34 Pages

1	NAMES OF REPORTING PERSONS Evelyn P. Rose
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 95,662(a)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 95,662(a)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 95,662
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14	TYPE OF REPORTING PERSON (See Instructions) IN

(a)	Includes (i) 7,886 shares of Class A Common Stock and (ii) 87,776 shares of Class B Common Stock held by the Rose IRA for the benefit of Evelyn P. Rose.

Page 4 of 34 Pages

1	NAMES OF REPORTING PERSONS Edward W. Rose Fidelity Rollover IRA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (See Instructions) OO

Page 5 of 34 Pages

1	NAMES OF REPORTING PERSONS Evelyn P. Rose Fidelity Rollover IRA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 95,662(a)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 95,662(a)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 95,662
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14	TYPE OF REPORTING PERSON (See Instructions) OO

(a)	Includes (i) 7,886 shares of Class A Common Stock and (ii) 87,776 of Class B Common Stock held directly by the Rose IRA.

Page 6 of 34 Pages

1	NAMES OF REPORTING PERSONS Charles Henry Rose 2001 Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 235(a)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 235(a)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 235
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.003%
14	TYPE OF REPORTING PERSON (See Instructions) OO

(a)	Includes (i) 20 shares of Class A Common Stock and (ii) 215 shares of Class B Common Stock held by the Charles Henry Rose 2001 Trust over which Mr. Rose is co-trustee and over which he may be deemed to have shared voting and dispositive power with Catherine Marcus.

Page 7 of 34 Pages

1	NAMES OF REPORTING PERSONS John William Rose 2002 Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 537(a)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 537(a)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 537
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.01%
14	TYPE OF REPORTING PERSON (See Instructions) OO

(a)	Includes (i) 45 shares of Class A Common Stock and (ii) 492 shares of Class B Common Stock held by the John William Rose 2002 Trust over which Mr. Rose is co-trustee and over which he may be deemed to have shared voting and dispositive powers with Catherine Marcus.

Page 8 of 34 Pages

1	NAMES OF REPORTING PERSONS Charles E. Gale
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) PF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 17,295(a)
	8	SHARED VOTING POWER 3,004,060 (b)(c)(d)
	9	SOLE DISPOSITIVE POWER 17,295(a)
	10	SHARED DISPOSITIVE POWER 3,004,060 (b)(c)(d)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,021,355
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.7%
14	TYPE OF REPORTING PERSON (See Instructions) IN

(a)	Includes (i) 1,426 shares of Class A Common Stock and (ii) 15,869 shares of Class B Common Stock held directly by Mr. Gale over which he exercises sole voting and dispositive power.
(b)	Includes (i) 168,720 shares of Class A Common Stock and (ii) 1,877,998 shares of Class B Common Stock held by the Estate of Edward W. Rose III, for which Mr. Gale serves as the executor and over which Mr. Gale may be deemed to have shared voting and dispositive power.
(c)	Includes (i) 957,000 shares of Class A Common Stock held by Puffin Partners, which Mr. Gale may be deemed to beneficially own as a co-manager of Puffin GP, the general partner of Puffin Partners, Mr. Gale and Mr. Rose serve as co-managers of Puffin GP and may be deemed to share voting and dispositive power over the shares held by Puffin Partners.
(d)	Includes (i) 29 shares of Class A Common Stock and (ii) 313 shares of Class B Common Stock held by the Charles E. Gale Fidelity Rollover IRA (“Gale IRA”) for the benefit of Mr. Gale.

Page 9 of 34 Pages

1	NAMES OF REPORTING PERSONS Charles E. Gale Fidelity Rollover IRA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 342(a)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 342(a)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 342
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.004%
14	TYPE OF REPORTING PERSON (See Instructions) OO

(a)	Includes (i) 29 shares of Class A Common Stock and (ii) 313 shares of Class B Common Stock held in the Gale IRA for the benefit of Mr. Gale.

Page 10 of 34 Pages

1	NAMES OF REPORTING PERSONS Puffin Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 957,000(a)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 957,000(a)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 957,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.5%
14	TYPE OF REPORTING PERSON (See Instructions) PN

(a)	Includes 957,000 shares of Class A Common Stock directly held by Puffin Partners, L.P.

Page 11 of 34 Pages

1	NAMES OF REPORTING PERSONS Puffin GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 957,000(a)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 957,000(a)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 957,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.5%
14	TYPE OF REPORTING PERSON (See Instructions) OO

(a)	Includes 957,000 shares of Class A Common Stock held by Puffin Partners that Puffin GP is deemed to beneficially own as the general partner of Puffin Partners.

Page 12 of 34 Pages

1	NAMES OF REPORTING PERSONS Montrose Investments I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 143,000(a)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 143,000(a)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 143,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.9%
14	TYPE OF REPORTING PERSON (See Instructions) PN

(a)	Includes 143,000 shares of Class A Common Stock directly held by Montrose LP.

Page 13 of 34 Pages

1	NAMES OF REPORTING PERSONS Montrose Investments GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 143,000(a)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 143,000(a)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 143,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.9%
14	TYPE OF REPORTING PERSON (See Instructions) OO

(a)	Includes 143,000 shares of Class A Common Stock held by Montrose LP, which Montrose GP is deemed to beneficially own as the general partner of Montrose LP.

Page 14 of 34 Pages

This Amendment No. 1 amends and restates the Schedule 13D filed on June 6, 2016 in its entirety.

ITEM 1. SECURITY AND ISSUER.

This Schedule 13D relates to the Class A common stock, par value $0.001 per share (the “Class A Common Stock”), of Reata Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 2801 Gateway Drive, Suite 150, Irving, Texas 75063.

ITEM 2. IDENTITY AND BACKGROUND.

The names of the persons filing this Statement (the “Reporting Persons”) include:

(a)	William E. Rose (“Mr. Rose”), a citizen of the United States who has served as a director of the Issuer since February 2016 and is a private investor.

(b)	Estate of Edward W. Rose III (the “Estate”), which is governed by the laws of the State of Texas. Charles E. Gale serves as executor for the Estate.

(c)	Evelyn P. Rose (“Mrs. Rose”), a citizen of the United States and the widow of Edward W. Rose III.

(d)	Edward W. Rose Fidelity Rollover IRA (“Edward Rose IRA”).

(e)	Evelyn P. Rose Fidelity Rollover IRA (“Rose IRA”).

(f)	Charles Henry Rose 2001 Trust (“2001 Trust”), a Texas trust for which Mr. Rose and his spouse, Catherine Marcus, a citizen of the United States, serve as co-trustees.

(g)	John William Rose 2002 Trust (“2002 Trust”), a Texas trust for which Mr. Rose and his spouse, Catherine Marcus, a citizen of the United States, serve as co-trustees.

(h)	Charles E. Gale (“Mr. Gale”), a citizen of the United States who is employed as the Vice President of Cardinal Investment Company, Inc.

(i)	Charles E. Gale Fidelity Rollover IRA (“Gale IRA”).

(j)	Puffin Partners, L.P., a Texas limited partnership (“Puffin Partners”), which is in the business of holding and managing investments for its limited partners.

(k)	Puffin GP, LLC, a Texas limited liability company (“Puffin GP”), which serves as the general partner of Puffin Partners. Mr. Gale and Mr. Rose are the co-managers of Puffin GP.

(l)	Montrose Investments I, L.P., a Texas limited partnership (“Montrose LP”), which is in the business of holding and managing investments for its limited partners.

(m)	Montrose Investments GP, LLC, a Texas limited liability company (“Montrose GP”), which serves as the general partner of Montrose LP. Mr. Rose is the sole member and sole manager of Montrose GP.

The principal business address for each of the Reporting Persons and Ms. Marcus is c/o Cardinal Investment Company, Inc., 3963 Maple Avenue, Suite 200, Dallas, Texas 75219.

Page 15 of 34 Pages

None of the Reporting Persons nor Ms. Marcus have, during the last five years, been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The information set forth in Item 2, Item 5 and Item 6 is hereby incorporated by reference in its entirety.

Prior to the Issuer’s initial public offering of Class A Common Stock (the “IPO”), each of Reporting Persons held the following outstanding shares of Class B common stock of the Issuer, par value $0.001 per share (“Class B Common Stock”):

(a)	Mr. Rose: 140,926 shares

(b)	Estate: 2,046,718 shares

(c)	Edward Rose IRA: 95,662 shares

(d)	2001 Trust: 235 shares

(e)	2002 Trust: 537 shares

(f)	Mr. Gale: 17,295 shares

(g)	Gale IRA: 342 shares

Such shares were acquired over several years in private placements using the personal funds and working capital of Edward W. Rose III, Mr. Gale and Mr. Rose and their related investment vehicles. Shares of Class B Common Stock are convertible into shares of Class A Common Stock on a one-for-one basis (a) at the holder’s election at any time after the date that is six months following the date of the closing of the initial public offering of the Shares, (b) at the holder’s election prior to that time subject to certain conditions, or (c) at the option of the Issuer’s board of directors, in its sole discretion, at any time or multiple times from time to time on or before the closing of the initial public offering.

Upon effectiveness of the Issuer’s Registration Statement on Form 8-A on May 25, 2016, filed in connection with the Issuer’s initial public offering of Class A Common Stock (the “IPO”), each of the Reporting Persons became the deemed beneficial owners of one share of Class A Common Stock for every share of Class B Common Stock owned by such Reporting Person. Upon the closing of the IPO, approximately 8% of the shares of Class B Common Stock of each of the Reporting Persons automatically converted into shares of Class A Common Stock for no additional consideration.

Additionally, Montrose LP acquired 143,000 shares of Class A Common Stock at a purchase price of $11.00 per share in the IPO with limited partnership funds, which consist of working capital of the partnership and may include borrowings under a working capital line of credit with JP Morgan Chase Bank. Puffin Partners acquired 957,000 shares of Class A Common Stock at a purchase price of $11.00 per share in the IPO with limited partnership funds, which consist of working capital of the partnership.

Page 16 of 34 Pages

On August 18, 2016, following the death of Edward W. Rose III, the 7,886 shares of Class A Common Stock and 87,776 shares of Class B Common Stock held by the Edward Rose IRA were transferred, pursuant to the terms thereof and for no additional consideration, to the Rose IRA, as beneficiary of the Edward Rose IRA, for the benefit of Mrs. Rose.

ITEM 4. PURPOSE OF TRANSACTION.

The Class A Common Stock and Class B Common Stock described herein was acquired by the Reporting Persons for investment purposes. The Reporting Persons have no present plans or proposals for disposition of the shares beneficially owned by him or for acquisition of additional shares. The Reporting Persons, however, expect to evaluate on a continuing basis their goals and objectives, other business opportunities available to them, and general economic and equity market conditions, as well as the Issuer’s business operations and prospects. Based on such evaluations, the Reporting Persons may change their plans and intentions and may determine to sell or otherwise dispose of some or all of the shares beneficially owned by them or to acquire additional shares. In addition, the Reporting Persons may, from time to time, transfer shares beneficially owned by them for tax or other economic planning purposes.

The information disclosed in Item 3 above is hereby incorporated herein by reference. Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF ISSUER.

The information set forth in Item 2, Item 3 and Item 6 is hereby incorporated by reference in its entirety.

(a)	(1) Mr. Rose may be deemed to beneficially own 3,384,078 shares of Class A Common Stock, representing approximately 34.7% of the outstanding shares of Class A Common Stock.

(2) The Estate may be deemed to beneficially own 2,046,718 shares of Class A Common Stock, representing approximately 21.5% of the outstanding shares of Class A Common Stock.

(3) Mrs. Rose may be deemed to beneficially own 95,662 shares of Class A Common Stock, representing approximately 1.2% of the outstanding shares of Class A Common Stock.

(4) The Edward Rose IRA may be deemed to beneficially own 0 shares of Class A Common Stock, representing 0.0% of the outstanding shares of Class A Common Stock.

(5) The Rose IRA may be deemed to beneficially own 95,662 shares of Class A Common Stock, representing approximately 1.2% of the outstanding shares of Class A Common Stock.

Page 17 of 34 Pages

(6) The 2001 Trust may be deemed to beneficially own 235 shares of Class A Common Stock, representing approximately 0.003% of the outstanding shares of Class A Common Stock.

(7) The 2002 Trust may be deemed to beneficially own 537 shares of Class A Common Stock, representing approximately 0.01% of the outstanding shares of Class A Common Stock.

(8) Mr. Gale may be deemed to beneficially own 3,117,017 shares of Class A Common Stock, representing approximately 31.7% of the outstanding shares of Class A Common Stock.

(9) The Gale IRA may be deemed to beneficially own 342 shares of Class A Common Stock, representing approximately 0.004% of the outstanding shares of Class A Common Stock.

(10) Puffin Partners may be deemed to beneficially own 957,000 shares of Class A Common Stock, representing approximately 12.5% of the outstanding shares of Class A Common Stock.

(11) Puffin GP may be deemed to beneficially own 957,000 shares of Class A Common Stock, representing approximately 12.5% of the outstanding shares of Class A Common Stock.

(12) Montrose LP may be deemed to beneficially own 143,000 shares of Class A Common Stock, representing approximately 1.9% of the outstanding shares of Class A Common Stock.

(13) Montrose GP may be deemed to beneficially own 143,000 share of Class A Common Stock, representing approximately 1.9% of the outstanding shares of Class A Common Stock.

(b) (1) Mr. Rose may be deemed to have sole voting power with respect to 140,926 shares of common stock (comprised of 11,618 shares of Class A Common Stock and 129,308 shares of Class B Common Stock), shared voting power with respect to 1,100,772 shares of common stock (comprised of 1,100,065 shares of Class A Common Stock and 707 shares of Class B Common Stock), sole dispositive power with respect to 140,926 shares of common stock (comprised of 11,618 shares of Class A Common Stock and 129,308 shares of Class B Common Stock), and shared dispositive power with respect to 1,100,772 shares of common stock (comprised of 1,100,065 shares of Class A Common Stock and 707 shares of Class B Common Stock).

(2) The Estate may be deemed to have sole voting power with respect to 0 shares of common stock, shared voting power with respect to 2,046,718 shares of common stock (comprised of 168,720 shares of Class A Common Stock and 1,877,998 shares of Class B Common Stock), sole dispositive power with respect to 0 shares of common stock, and shared dispositive power with respect to 2,046,718 shares of common stock (comprised of 168,720 shares of Class A Common Stock and 1,877,998 shares of Class B Common Stock).

(3) Mrs. Rose may be deemed to have sole voting power with respect to 0 shares of common stock, shared voting power with respect to 95,662 shares of common stock (comprised of 7,886 shares of Class A Common Stock and 87,776 shares of Class B Common Stock), sole dispositive power

Page 18 of 34 Pages

with respect to 0 shares of common stock, and shared dispositive power with respect to 95,662 shares of common stock (comprised of 7,886 shares of Class A Common Stock and 87,776 shares of Class B Common Stock).

(4) The Edward Rose IRA may be deemed to have sole voting power with respect to 0 shares of common stock, shared voting power with respect to 0 shares of common stock, sole dispositive power with respect to 0 shares of common stock, and shared dispositive power with respect to 0 shares of common stock.

(5) The Rose IRA may be deemed to have sole voting power with respect to 0 shares of common stock, shared voting power with respect to 95,662 shares of common stock (comprised of 7,886 shares of Class A Common Stock and 87,776 shares of Class B Common Stock), sole dispositive power with respect to 0 shares of common stock, and shared dispositive power with respect to 95,662 shares of common stock (comprised 7,886 shares of Class A Common Stock and 87,776 shares of Class B Common Stock).

(6) The 2001 Trust may be deemed to have sole voting power with respect to 0 shares of common stock, shared voting power with respect to 235 shares of common stock (comprised of 20 shares of Class A Common Stock and 215 shares of Class B Common Stock), sole dispositive power with respect to 0 shares of common stock, and shared dispositive power with respect to 235 shares of common stock (comprised of 20 shares of Class A Common Stock and 215 shares of Class B Common Stock).

(7) The 2002 Trust may be deemed to have sole voting power with respect to 0 shares of common stock, shared voting power with respect to 537 shares of common stock (comprised of 45 of Class A Common Stock and 492 shares of Class B Common Stock), sole dispositive power with respect to 0 shares of common stock, and shared voting power with respect to 537 shares of common stock (comprised of 45 shares of Class A Common Stock and 492 shares of Class B Common Stock).

(8) Mr. Gale may be deemed to have sole voting power with respect to 17,295 shares of common stock (comprised of 1,426 shares of Class A Common Stock and 15,869 shares of Class B Common Stock), shared voting power with respect to 3,004,060 shares of common stock (comprised of 1,125,749 shares of Class A Common Stock and 1,878,311 shares of Class B Common Stock), sole dispositive power with respect to 17,295 shares of common stock (comprised of 1,426 shares of Class A Common Stock and 15,869 shares of Class B Common Stock), and shared dispositive power with respect to 3,004,060 shares of common stock (comprised of 1,125,749 shares of Class A Common Stock and 1,878,311 shares of Class B Common Stock).

(9) The Gale IRA may be deemed to have sole voting power with respect to 0 shares of common stock, shared voting power with respect to 342 shares of common stock (comprised of 29 shares of Class A Common Stock and 313 shares of Class B Common Stock), sole dispositive power with respect to 0 shares of common stock, and shared dispositive power with respect to 342 shares of common stock (comprised of 29 shares of Class A Common Stock and 313 shares of Class B Common Stock).

(10) Puffin Partners may be deemed to have sole voting power with respect to 0 shares of common stock, shared voting power with respect to 957,000 shares of common stock (comprised of 957,000 shares of Class A Common Stock), sole dispositive power with respect to 0 shares of common stock, and shared dispositive power with respect to 957,000 shares of common stock (comprised of 957,000 shares of Class A Common Stock).

Page 19 of 34 Pages

(11) Puffin GP may be deemed to have sole voting power with respect to 0 shares of common stock, shared voting power with respect to 957,000 shares of common stock (comprised of 957,000 shares of Class A Common Stock), sole dispositive power with respect to 0 shares of common stock, and shared dispositive power with respect to 957,000 shares of common stock (comprised of 957,000 shares of Class A Common Stock).

(12) Montrose LP may be deemed to have sole voting power with respect to 0 shares of common stock, shared voting power with respect to 143,000 shares of common stock (comprised of 143,000 shares of Class A Common Stock), sole dispositive power with respect to 0 shares of common stock, and shared dispositive power with respect to 143,000 shares of common stock (comprised of 143,000 shares of Class A Common Stock).

(13) Montrose GP may be deemed to have sole voting power with respect to 0 shares of common stock, shared voting power with respect to 143,000 shares of common stock (comprised of 143,000 shares of Class A Common Stock), sole dispositive power with respect to 0 shares of common stock, and shared dispositive power with respect to 143,000 shares of common stock (comprised of 143,000 shares of Class A Common Stock).

(c) The information provided in Item 4 above is hereby incorporated herein by reference.

(d) The right to receive dividends from, and proceeds from the sale of, the shares of Class A Common Stock and Class B Common Stock held of record and/or beneficially owned by Puffin Partners, Puffin GP, Montrose LP, and Montrose GP is governed by their respective limited partnership agreements and limited liability regulations, as applicable, of each of such entities, and such dividends or proceeds may be distributed with respect to numerous general and limited partnership or membership interests.

The right to receive dividends from, and proceeds from the sale of, the shares of Class A Common Stock and Class B Common Stock held of record and/or beneficially owned by the Estate is governed by will, testamentary and testate law.

(e) As of the date hereof, the Edward Rose IRA has ceased to beneficially own more than five percent of the outstanding shares of Class A Common Stock and is no longer a member of the filing group reporting on this Schedule 13D.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The information set forth in Item 2, Item 3 and Item 5 is hereby incorporated by reference in its entirety.

Each of Mr. Rose, the Estate, Mr. Gale, the Gale IRA, the 2001 Trust and the 2002 Trust signed a Lock-Up Agreement, as extended by that certain Lock-up Extension (the “Lock-Up Agreements”), in the forms attached as exhibits hereto, pursuant to which such person or entity agreed with the underwriters in the IPO, on behalf of itself and its affiliates, for a period of 180 days following May 25, 2016, subject to certain exceptions, it and they will not, directly or indirectly, offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale, or otherwise dispose of or hedge any of the Issuer’s shares of common stock, any options or warrants to purchase any shares of the Issuer’s common stock, or any securities convertible into, or exchangeable for or that represent the right to receive shares of the Issuer’s common stock. Citigroup Global Markets Inc. and Cowen and Company, LLC, on behalf of the underwriters, may, in their sole discretion, at any time without prior notice, release all or any portion of the shares from the restrictions in any such agreement. Each of the Reporting Persons is subject to the provisions of the Lock-Up Agreements.

Page 20 of 34 Pages

Cardinal Investment Company, Inc., an affiliate of the Reporting Persons, is a party to that certain Seventh Amended and Restated Registration Rights Agreement dated as of November 10, 2010 (the “Registration Rights Agreement”), pursuant to which holders of more than 67% of the registrable shares of the Issuer, at any time at least six months after the completion of the IPO, may twice request that the Issuer effect the registration of at least 50% of the registrable shares held by all holders of registration rights, or a lesser number of shares if the aggregate price to the public of the offering (net of underwriter discounts) will be at least $5 million. Furthermore, if Form S-3 is available for an offering by the initiating holders, the initiating holders may request that the Issuer effect an unlimited number of registrations on Form S-3 at an aggregate offering price of at least $1,000,000 per registration on Form S-3. In addition, the holders of registrable securities have piggyback registration rights if the Issuer determines to register any equity securities for its own account or the account of another security holder (other than in the IPO). The Issuer will pay the registration expenses, other than underwriting fees, discounts or commissions, of the shares registered pursuant to the registrations described above, but limited to four registrations on Form S-3. The Registration Rights Agreement terminates with respect to any holder who is permitted to sell, within a 90-day period, all of such holder’s registrable shares in compliance with Rule 144.

To the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

The descriptions contained in this Statement on Schedule 13D of the Lock-Up Agreements and the Registration Rights Agreement are summaries only and are qualified in their entireties by the actual terms of each such agreement, which are incorporated herein by this reference. See Item 7 “Material to be Filed as Exhibits.”

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No.	Description

7.1	Form of Lock-Up Agreement (Directors) (incorporated by reference to Exhibit 7.1 to the Schedule 13D filed June 6, 2016).

7.3	Form of Lock-Up Agreement (General Stockholders) (incorporated by reference to Exhibit 7.2 to the Schedule 13D filed June 6, 2016).

7.2	Form of Lock-Up Extension (incorporated by reference to Exhibit 7.3 to the Schedule 13D filed June 6, 2016).

7.4	Seventh Amended and Restated Registration Rights Agreement by and among the Issuer and certain of its stockholders, dated as of November 10, 2010 (incorporated by reference to Exhibit 4.3 of the Issuer’s Registration Statement on Form S-1, File No. 333-208843).

24.1	Power of Attorney for Evelyn P. Rose, dated May 17, 2016 (incorporated by reference to Exhibit 24.1 to the Schedule 13D filed June 6, 2016).

24.2	Power of Attorney for William E. Rose, dated May 17, 2016 (incorporated by reference to Exhibit 24.2 to the Schedule 13D filed June 6, 2016).

99.1	Joint Filing Agreement (incorporated by reference to Exhibit 99.1 to the Schedule 13D filed June 6, 2016).

Page 21 of 34 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 19, 2016	/s/ Charles E. Gale, Attorney-In-Fact
William E. Rose

Page 22 of 34 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 19, 2016	ESTATE OF EDWARD W. ROSE III

/s/ Charles E. Gale
Charles E. Gale
Executor

Page 23 of 34 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 19, 2016	/s/ Charles E. Gale, Attorney-In-Fact
Evelyn P. Rose

Page 24 of 34 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 19, 2016	EDWARD W. ROSE FIDELITY ROLLOVER IRA

/s/ Charles E. Gale
Charles E. Gale
Authorized Signatory

Page 25 of 34 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 19, 2016	EVELYN P. ROSE FIDELITY ROLLOVER IRA

/s/ Charles E. Gale
Charles E. Gale
Attorney-In-Fact

Page 26 of 34 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 19, 2016	CHARLES HENRY ROSE 2001 TRUST

/s/ Charles E. Gale, Attorney-In-Fact
William E. Rose
Co-Trustee

Page 27 of 34 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 19, 2016	JOHN WILLIAM ROSE 2002 TRUST

/s/ Charles E. Gale, Attorney-In-Fact
William E. Rose
Co-Trustee

Page 28 of 34 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 19, 2016

/s/ Charles E. Gale
Charles E. Gale

Page 29 of 34 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 19, 2016	CHARLES E. GALE FIDELITY ROLLOVER IRA

/s/ Charles E. Gale
Charles E. Gale
Authorized Signatory

Page 30 of 34 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 19, 2016	PUFFIN PARTNERS, L.P.
By: PUFFIN GP, LLC

/s/ Charles E. Gale
Charles E. Gale
Co-Manager

Page 31 of 34 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 19, 2016	PUFFIN GP, LLC

/s/ Charles E. Gale
Charles E. Gale
Co-Manager

Page 32 of 34 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 19, 2016	MONTROSE INVESTMENTS I, L.P.
By: MONTROSE INVESTMENTS GP, LLC

/s/ Charles E. Gale, Attorney-In-Fact
William E. Rose
Sole Member

Page 33 of 34 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 19, 2016	MONTROSE INVESTMENTS GP, LLC

/s/ Charles E. Gale, Attorney-In-Fact
William E. Rose
Sole Member

Page 34 of 34 Pages